Exhibit 99.1

FOR IMMEDIATE RELEASE

TECNOGLASS reports 2014 RESULTS

announces regular quarterly dividend and warrant to common share EXCHANGE offer increases Fiscal 2015 guidance and provides outlook for fiscal 2016

CONFERENCE CALL SCHEDULED FOR FRIDAY, APRIL 17, 2015 AT 11:00 AM ET

Fiscal Year 2014

•	2014 Adjusted EBITDA of $48 million, up 24.7% from $38.5 million in 2013. Adjusted EBITDA margin improved 331 basis points year-over-year.

•	2014 year-end backlog of $280 million, up 133% from 2013. Backlog continues to grow, reaching $320 million as of March 31, 2015.

Initiation of Quarterly Dividend and Warrant Exchange Offer

•	Approves $0.125/share regular quarterly dividend.

•	3 for 1 warrant to share exchange offer to allow warrant holders to exchange warrants for ordinary shares and participate in dividends.

Fiscal 2015 Guidance and 2016 Outlook

•	FY’15 Guidance: Revenues of $240 million, Adjusted EBITDA of $60 million, up from prior guidance of $56 million, based on booked orders.

•	FY’16 Outlook: 20% revenue growth over 2015, Adjusted EBITDA guidance range of $80-85 million, based on booked orders.

BARRANQUILLA, Colombia - April 15, 2015 - Tecnoglass, Inc. (NASDAQ: TGLS) ("Tecnoglass" or the "Company"), a leading manufacturer of architectural glass, windows, and associated aluminum products for the global residential and commercial construction industries, today announced financial results for the fourth quarter (“Q4”) and twelve months ended December 31, 2014.

José M. Daes, Chief Executive Officer of Tecnoglass, commented, "Our business activity has continued to accelerate since we became a U.S. listed company in late 2013.  2014 results were led by strong growth in the United States with margin improvement driven by our manufacturing and delivery cost advantages. We recorded record U.S. sales of $101.6 million in 2014, up 52.3% over 2013 and representing 51.5% of our total revenues.”

Mr. Daes continued, "While we do not believe it is represented in the stock price, the business continues to perform very well operationally and we are very optimistic about our company’s future.  Backlog continues to grow via robust activity, and we are booked through 2016 at sizable step ups in both orders and expected profitability.  As we mentioned last quarter, we have also made significant investments in our equipment, and in mid-2015 we expect a significant increase to our manufacturing capacity as well as a new coating line to come online in August.  We have also benefitted from the strength of the U.S. dollar, as the majority of our revenues are in dollars while the majority of our costs are in Colombian Pesos. We believe that the business will generate strong profits and cash flow going forward, and we are committed to returning capital to shareholders in the form of cash dividends.

“To this end, our Board has approved a dividend policy of regular quarterly cash dividends of $0.125 per share, or $0.50 per share annually. In order to allow warrant holders an opportunity to participate in these dividends, the Board has also approved an exchange offer to acquire all of our outstanding warrants at an exchange rate of three warrants for one ordinary share. The exchange offer will remain open for a period of 30 days once exchange documentation is sent to warrant holders and the first quarterly dividend payment will be made to shareholders of record 15 days after the end of the exchange offer. Further details will be provided to security holders in our future filings with the Securities and Exchange Commission.”

Concluded Mr. Daes, “We are extremely pleased with our business and with our strategic positioning within the industry. Given the high visibility we have with regards to orders and general demand, we look forward to a strong 2015 and 2016 and to returning meaningful capital to our shareholders as we move forward.”

Fourth Quarter 2014 Results

Revenues for Q4 2014 declined to $44.2 million from $53.8 million in Q4 2013. Q4 2014 U.S. sales increased by $5.8 million to $26.9 million, driven by strong demand in South Florida and penetration of new U.S. markets including Texas, New York, New Jersey and California. Higher U.S. sales only partially offset lower Q4 2014 sales to Colombia, which declined by $14.1 million to $15.0 million as the country transitions from recently completed projects to the commencement of new projects later this year. Revenues in COP (Colombian Pesos) represented approximately 33.8% of total revenues in Q4 2014 as compared to 54.0% in Q4 2013. Q4 2014 revenues were also impacted by a 24.7% depreciation of the currency against the U.S. Dollar.

Gross profit was $13.7 million, or 31.1% of revenues, as compared to $15.8 million, or 29.4% of revenues, in Q4 2013. Gross profit as a percentage of revenues increased as a result of a higher concentration of revenues from U.S. markets, which demand high-margin products, and a higher degree of vertical integration in our manufacturing process.

Selling, general and administrative (SG&A) expenses in Q4 2014 rose to $10.4 million from $5.5 million in Q4 2013. The increase in SG&A was the result of higher IT and consulting expenses for the adjustment of the local GAAP ERP system to the International Reporting Financial Standards (IFRS) as required by new Colombian regulation, increased personnel costs driven by the growth in the Company’s operations, and higher public company expenses, including the adoption of new U.S. GAAP financial reporting standards and personnel.

Non-operating revenues rose to $8.8 million from $1.7 million in Q4 2014. This increase reflects the gain in exchange rate derived from US Dollar-denominated receivables.

Net income for Q4 2014 was $13.3 million, or $0.49 per diluted share, compared to net income of $13.4 million, or $0.49 per diluted share, in Q4 2013. Net income in Q4 2014 included an extraordinary, non-cash, non-operating gain of $5.1 million compared to $7.6 million in Q4 2013. These gains were the result of the decrease in the fair value of the warrant liability in the quarterly period ended December 31, 2014 and December 31, 2013 relative to its fair value at the end of the previous quarters ended September 30, 2014 and 2013, respectively. The fair value of the warrant liability changes in response to market factors not directly controlled by the Company such as the market price of the Company’s shares and the volatility index of comparable companies. There are no income tax effects as the Company is registered in the Cayman Islands.

Excluding the $5.1 million extraordinary gain for the warrant liability, net income for Q4 2014 was $8.3 million, or $0.30 per diluted share. Excluding the $7.6 million extraordinary gain for the warrant liability, net income for Q4 2013 was $5.8million, or $0.21 per diluted share.

Adjusted EBITDA in Q4 2014 was $15.3 million, a 38.0% increase from $11.0 million in Q4 2013.

2014 Overview

Revenues for 2014 increased 7.7% to $197.5 million from $183.3 million in 2013. Sales to the U.S. rose 52.3% to $101.6 million from $66.7 million in 2013, while sales to Panama rose 11.2% to $11.4 million from $10.2 million last year. Sales to Colombia declined to $80.1 million from $101.8 million in 2013 for the reasons cited above. Revenues in COP represented approximately 40.5% of total revenues in 2014, and were thus partially impacted by a 24.2% depreciation of the currency against the U.S. Dollar that primarily occurred during Q4 2014. Revenue in COP represented approximately 55.5% of total revenues in 2013.

Gross profit was $61.4 million, or 31.1% of revenues, as compared to $55.4 million, or 30.2% of revenues, in 2013. The improvement was due primarily to the reasons cited above.

SG&A expenses in 2014 rose to $34.2 million from $28.1 million in 2013, primarily for the reasons cited above.

Operating income was $27.2 million as compared to $27.3 million in 2013. Higher sales and improved gross margin were offset by an increase in SG&A expenses.

Non-operating revenues rose to $12.2 million from $4.0 million in 2013, reflecting the above-referenced gain in exchange rate derived from U.S. Dollar-denominated receivables.

Net income for 2014 was $20.3 million, or $0.73 per diluted share, compared to net income of $22.3 million, or $1.08 per diluted share, in 2013. Net income in 2014 included an extraordinary, non-cash, non-operating loss of $1.7 million related to the change in fair value of warrant liability, compared to a $7.6 million gain in 2013. Excluding these non-cash, non-operating items, net income in 2014 was $22.0 million, or $0.79 per diluted share, and net income in 2013 was $14.7 million, or $0.71 per diluted share.

Adjusted EBITDA in 2014 was $48.0 million, a 24.7% increase from $38.5 million in 2013.

No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to tender any warrants, or an offer to sell nor a solicitation of an offer to buy any ordinary shares.

In connection with the offer to exchange warrants for ordinary shares, the Company will file with the Securities and Exchange Commission ("SEC") a tender offer statement on Schedule TO, which will include an offer to exchange, a related letter of transmittal and other offer documents (the “Exchange Offer Materials”). The solicitation of offers to tender warrants in exchange for shares will be made solely pursuant to the Exchange Offer Materials filed with the SEC. Investors and security holders of the Company are urged to read the Exchange Offer Materials and the other documents filed with the SEC by the Company carefully and in their entirety because they will contain important information. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents to be filed with the SEC by the Company also will be available free of charge on the Company’s website at http://www.tecnoglass.com or by contacting the Company at (305) 507-4422. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Conference Call

Management will host a conference call on Friday, April 17, 2015 at 11:00 am ET to discuss these results and other matters. Interested parties may participate in the call by dialing:

•	(877) 423-9820 (Domestic)
•	(201) 493-6749 (International)

The conference call will also be broadcast live via the Investor Information sector of Tecnoglass’s website at www.tecnoglass.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to listen live, the conference call will be archived on the website for approximately 90 days.

About Tecnoglass

Tecnoglass is the #1 architectural glass transformation company in Latin America, providing hi-spec glass, windows and aluminum products for the global residential and commercial construction industries. Headquartered in Barranquilla, Colombia, Tecnoglass operates out of a 2.3 million square foot vertically-integrated, state-of-the-art manufacturing complex that provides easy access to the Americas, the Caribbean, and the Pacific. Tecnoglass sells to more than 800 customers in North, Central and South America, with the United States accounting for approximately 51% of Company revenues in 2014. Tecnoglass’s tailored, high-end products are found on some of the world’s most distinctive properties, including the El Dorado Airport (Bogota), Imbanaco Medical Center (Cali), Trump Plaza (Panama), Trump Tower (Miami), and The Woodlands (Houston). For more information, please visit www.tecnoglass.com

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Tecnoglass’s current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of Tecnoglass’ business. These risks, uncertainties and contingencies are indicated from time to time in Tecnoglass’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that Tecnoglass’ financial results in any particular period may not be indicative of future results. Tecnoglass is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Tecnoglass, Inc.	The Equity Group Inc.
José M. Daes	Devin Sullivan
Chief Executive Officer	Senior Vice President
jdaes@energiasolarsa.com	212-836-9608
dsullivan@equityny.com
Christian Daes
Chief Operating Officer	Kalle Ahl, CFA
chris@tecnoglass.com	Senior Associate
212-836-9614
Sergio Barake	kahl@equityny.com
Deputy CFO
sbarake@tecnoglass.com

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2014	2013	2014	2013

Operating revenues	$44,222	$53,832	$197,452	$183,294
Cost of sales	30,481	38,002	136,021	127,875
Gross profit	13,741	15,830	61,431	55,419

Operating expenses net	10,435	5,459	34,199	28,149

Operating income	3,306	10,371	27,232	27,270

Change in fair value of warrant liability	5,058	7,626	(1,711)	7,626
Non-operating revenues	8,755	1,721	12,235	3,998
Interest expense	(2,253)	(2,511)	(8,900)	(7,886)

Income before taxes	14,866	17,207	28,856	31,008

Income tax provision	1,534	3,794	8,538	8,696
Net income	$13,332	$13,413	$20,318	$22,312

Comprehensive income:
Net income	$13,332	$13,413	$20,318	$22,312
Foreign currency translation adjustments	(12,030)	(2,262)	(16,001)	(953)
Total comprehensive income	$1,302	$11,151	$4,317	$21,359

Basic income per share	$0.55	$0.64	$0.83	$1.08

Diluted income per share	$0.49	$0.49	$0.73	$1.08

Basic weighted average common shares outstanding	24,470,268	20,953,849	24,347,620	20,677,067

Diluted weighted average common shares outstanding	27,670,926	27,169,721	27,737,679	20,714,275

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash	$15,930	$2,866
Restricted cash	-	3,633
Due from transfer agent	-	15,908
Subscription receivable	-	6,611
Investments	1,209	1,353
Trade accounts receivable, net	44,955	50,928
Unbilled receivables on uncompleted contracts	9,931	11,640
Due from related parties	28,327	21,418
Advances and other receivables	5,508	13,165
Deferred income taxes	5,373	2,321
Inventories	28,965	24,181
Prepaid expenses	1,298	824
Total current assets	141,496	154,848

Long term assets:
Property, plant and equipment, net	103,980	87,382
Long term receivables from related parties	4,220	5,722
Other long term assets	6,195	262
Total long term assets	114,395	93,366
Total assets	$255,891	$248,214

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities and shareholders’ equity
Current liabilities
Short-term debt and current portion of long-term debt	$54,925	$29,720
Note payable to shareholder	80	80
Accounts payable and accrued expenses	33,493	29,285
Due to related parties	1,456	8,397
Taxes payables	7,930	4,847
Deferred income taxes	8,416	6,698
Labor liabilities	449	6
Accrued liabilities and provisions	505	994
Current portion of customer advances on uncompleted contracts	5,782	28,470
Total current liabilities	113,036	108,497

Warrant liability	19,991	18,280
Customer advances on uncompleted contracts	8,333	8,220
Long-term debt	39,273	48,097
Total long term liabilities	67,597	74,597
Total liabilities	180,633	183,094

Commitments and contingencies

Shareholders' equity
Preferred shares, $0.0001 par value, 1,000,000
shares authorized, 0 shares issued and
outstanding at December 31, 2014 and 2013
Ordinary shares, $0.0001 par value, 100,000,000
shares authorized, 24,801,132 and 24,214,670 shares
issued and outstanding at December 31,
2014 and 2013, respectively.	$2	$2
Legal reserves	1,367	1,367
Additional paid capital	46,514	40,693
Retained earnings	38,806	18,488
Accumulated other comprehensive income	(11,431)	4,570
Total shareholders’ equity	75,258	65,120
Total liabilities and shareholders’ equity	$255,891	$248,214

Adjusted EBITDA Reconciliation

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles (“GAAP”). Management believes Adjusted EBITDA, in addition to operating profit, net income and other GAAP measures, is useful to investors to evaluate the Company’s results because it excludes certain items that are not directly related to the Company’s core operating performance. Investors should recognize that Adjusted EBITDA might not be comparable to similarly-titled measures of other companies. This measure should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure in accordance with SEC Regulation G follows:

	Adjusted EBITDA	Depreciation	Adjusted EBIT	Warrants Liability	Interest Expense	Tax Provision	Net Income	Net Income w/o Warrants
Q4 2013	11,093	1,261	9,832	-7,626	2,511	1,534	13,413	5,787
Q4 2014	15,086	765	14,321	-5,058	2,253	3,794	13,332	8,274
2013	38,506	7,238	31,268	-7,626	7,886	8,696	22,312	14,686
2014	48,009	8,542	39,467	1,711	8,900	8,538	20,318	22,029
2015 (E)	60,000	12,400	47,600	-	12,600	12,700	22,300	22,300
2016 (E)	80,000	17,200	62,800	-	13,500	16,700	32,600	32,600